Exhibit (a)(1)(i)(A)

The terms of the Offer to Purchase dated August 7, 2006 are amended as reflected below to correct certain typographical errors. Except for the amendments described below, all other terms and conditions of the Offer to Purchase remain as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on August 7, 2006.

On page 1, in the Summary Term Sheet question “How many Shares will Acxiom purchase?” the third sentence of the second paragraph is amended so that the word “to”, currently located between the words “may” and “exercise”, is deleted, so that the sentence reads “In the event the Purchase Price is less than the maximum of $27.00 per share and more than 11,111,111 Shares are tendered in the Offer at or below the Purchase Price, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer so that we repurchase up to $300,000,000 of our Shares.”

On the back cover of the Offer to Purchase, the lines reflecting street and P.O. box, City and zip code currently shown under the headings “By Registered, Certified Mail, or First Class Mail:” and “By Hand or Courier Delivery” are reversed so that the correct address under (i) the heading “By Registered, Certified Mail, or First Class Mail:” is:

P.O. Box 859208

Braintree, MA 02185

and (ii) the heading “By Hand or Courier Delivery:” is:

161 Bay State Drive

Braintree, MA 02184